                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             BELCO OIL & GAS CORP.
                             ---------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  077410 10 8
                                  -----------
                                 (CUSIP Number)

                              Julia Heintz Murray
                            General Counsel, Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6161
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 28, 1998
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ENRON CORP.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                   (b) /X/

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Oregon
-------------------------------------------------------------------------------
   NUMBER OF   | 7        SOLE VOTING POWER
               |
     SHARES    |          0
  BENEFICIALLY | --------------------------------------------------------------
               | 8        SHARED VOTING POWER
    OWNED BY   |
      EACH     |          1,666,667*
               | --------------------------------------------------------------
   REPORTING   | 9        SOLE DISPOSITIVE POWER
     PERSON    |
               |          0
      WITH     | --------------------------------------------------------------
               | 10       SHARED DISPOSITIVE POWER
               |
               |          1,666,667*
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,666,667*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.0% **
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
* Represents shares of Common Stock initially issuable upon exercise of Warrants of Belco Oil & Gas Corp. described herein.
** Based on information contained in the Form 10-Q of Belco Oil & Gas Corp.
   for the Quarter ended June 30, 1998 as of June 30, 1998.

                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                   (b) /X/

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
   NUMBER OF   | 7        SOLE VOTING POWER
               |
     SHARES    |          0
  BENEFICIALLY | --------------------------------------------------------------
               | 8        SHARED VOTING POWER
    OWNED BY   |
      EACH     |          1,666,667
               | --------------------------------------------------------------
   REPORTING   | 9        SOLE DISPOSITIVE POWER
     PERSON    |
               |          0
      WITH     | --------------------------------------------------------------
               | 10       SHARED DISPOSITIVE POWER
               |
               |          1,666,667
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,666,667*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.0% **
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------
* Represents shares of Common Stock initially issuable upon exercise of Warrants of Belco Oil & Gas Corp. described herein.
** Based on information contained in the Form 10-Q of Belco Oil & Gas Corp.
   for the Quarter ended June 30, 1998 as of June 30, 1998.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Belco Oil & Gas Corp., a Nevada corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein).

Item 1.        Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value ("Common Stock"), of Belco Oil & Gas Corp. The address of the principal executive office of the Issuer is 767 Fifth Avenue, New York, New York 10153.

Item 2.        Identity and Background.

     This statement is being filed by Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments, and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets. Enron and JEDI are referred to herein as the "Reporting Entities." Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, and (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments, and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services. ECC is a wholly owned subsidiary of ECT, which is a wholly owned subsidiary of Enron.

     The address of the principal business office of ECT, JEDI, ECMLP, ECC and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Enron and ECC. The filing of this statement on
Schedule 13D shall not be construed as an admission that Enron, ECMLP, ECC or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     None of the Reporting Entities, nor to their knowledge ECMLP or ECC or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

        On November 26, 1997, the Issuer acquired Coda Energy, Inc. ("Coda") pursuant to an Agreement and Plan of Merger dated October 31, 1997 (the "Merger Agreement"). Pursuant to the Merger Agreement, JEDI received as part of the consideration exchanged in the merger for shares of preferred stock of Coda owned by JEDI warrants (the "Warrants") to purchase an aggregate of 1,666,667 shares of Common Stock (subject to adjustment in certain events) of the Issuer. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price (subject to adjustment) of $27.50 per share. The terms of the Warrants are set forth in a Warrant Agreement between the Issuer and JEDI dated as of November 26, 1997 (the "Warrant Agreement"). See Item 4 for a more complete description of the Warrants and the Warrant Agreement.

     The Warrants become exercisable under the terms of the Warrant Agreement on November 27, 1998, and this Schedule 13D is being filed because the Reporting Entities now have the right to acquire the Common Stock issuable upon the exercise of the Warrants within 60 days. The Warrants have not been exercised, and, accordingly, no funds have been expended by the Reporting Entities in connection with the acquisition that is the subject of this
Schedule 13D.

Item 4.        Purpose of Transaction.

     The acquisition of the Warrants was the result of a negotiated transaction with the Issuer with regard to the Issuer's acquisition of Coda. The Warrants were acquired for investment purposes, and the Reporting Entities presently expect that any shares of Common Stock acquired upon the exercise of the Warrants would be held for investment purposes. JEDI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to exercise the Warrants and acquire all or any portion of the Common Stock issuable thereupon, to dispose of Warrants in privately negotiated transactions, or otherwise to increase or decrease the size of its investment in the Issuer.

     The Warrant Agreement and the Registration Rights Agreement (as defined below) are each attached as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements are qualified by reference to the actual agreements.

     Warrant Agreement. On November 26, 1997 JEDI acquired the Warrants described in Item 3, pursuant to the Warrant Agreement. Pursuant to the Warrant Agreement, the Warrants become exercisable on November 26, 1998 and remain exercisable, in whole or in part, until November 25, 2000, at which time the Warrants expire. Each Warrant is initially exercisable for one share of Common Stock at an initial exercise price of $27.50 per share. Warrants may be exercised by payment in cash of the exercise price of a Warrant or by the surrender for cancellation of Warrants exercisable for a number of shares of Common Stock having a current market price (as defined in the Warrant Agreement) equal to the exercise price of the Warrants being exercised.

     The Warrant Agreement contains anti-dilution provisions that require the number of shares of Common Stock issuable upon the exercise of each Warrant and the exercise price thereof be adjusted upon the occurrence of specified events, such as stock dividends, subdivisions or combinations, dividends on Common Stock paid in property, reclassification of the Common Stock, rights offerings and mergers and other business combinations.

     Each Warrant is transferable, but is subject to restrictions upon transfer imposed by applicable securities laws. Prior to the exercise of the Warrants, no holder of Warrants as such has any rights of a holder of Common Shares, including the right to vote or give written consent to stockholders' actions or to receive notices of meetings of stockholders, or the right to receive stock dividends or other distributions (other than cash dividends in respect of the Common Stock). However, in the event the Issuer pays cash dividends on the Common Stock, each holder of Warrants is entitled to receive an amount of cash equal to the amount it would have received had it been the holder of the number of shares of Common Stock issuable upon the exercise of its Warrants immediately prior to the record date for the dividend. In addition, the Issuer has agreed during the term of the Warrants not to declare or pay any dividend of any shares of capital stock of the Issuer, evidences of indebtedness of the Issuer, cash or other property (including any rights, warrants or securities), other than any dividend or distribution (i) upon certain mergers, consolidations or sales in which provision is made for the holders of Warrants to receive the consideration received by the holders of Common Stock in the transaction, (ii) of Common Stock issued as a dividend or in connection with any subdivisions or combinations subject to the antidilution provisions, or
(iii) of cash not in liquidation of the Issuer, if the fair market value of such dividend or other distribution in respect of one share of Common Stock exceeds the current market price of the Common Stock at the date of distribution.

     Registration Rights Agreement. The Issuer and JEDI entered into a Registration Rights Agreement dated as of November 27, 1997 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act") the shares of Common Stock issuable upon exercise of the Warrants, at the expense of the Issuer. These rights include the obligation of the Issuer to file a "shelf" registration statement and use its reasonable efforts to have it declared and kept effective until the earlier of three years from the closing of the acquisition of Coda by the Issuer or the first date on which the shares of Common Stock issuable on the exercise of the Warrants (or Common Stock issuable in respect thereof) have been sold pursuant to the registration statement, are no longer subject to restrictions upon resale imposed by Rule 144 (or any similar rule then in force) under the Securities Act or have otherwise been transferred and are free of any restrictions upon resale imposed by the Securities Act.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP or ECC or any person listed on Schedule I hereto (except to the extent any such person has disclosed his or her intentions on any filing made under the Securities Exchange Act of 1934), has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

     (a) None of the Reporting Entities directly owns any Common Stock. However, JEDI owns Warrants which are presently exercisable for 1,666,667 shares of Common Stock, in each case subject to adjustment as set forth in the Warrant Agreement. If the Warrants are exercised in full, the shares of Common Stock issuable upon exercise of the Warrants would represent approximately 5.0% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998). Enron, ECMLP and ECC may be deemed to beneficially own the Warrants (and shares of Common Stock issuable upon the exercise thereof) held by JEDI. See Item 2. Enron disclaims beneficial ownership of any Warrants or shares of Common Stock issuable upon the exercise thereof held by JEDI.

     (b) Enron, ECMLP, ECC and JEDI may be deemed to share dispositive power over the Warrants and voting and dispositive power over the Common Stock issuable upon the exercise of the Warrants held directly by JEDI. See Item 2.

     (c) Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP, ECC or any of the persons named in
Schedule I hereto (except to the extent any such person has disclosed his or her intentions on any filing made under the Securities Exchange Act of 1934), has effected any transactions in the Common Stock during the preceding sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See the description of the Warrant Agreement and the Registration Rights Agreement in Item 4 above.

Item 7.        Material to be Filed as Exhibits.

     Exhibit 1 Warrant Agreement dated as of November 26, 1997 between the Issuer and JEDI.

     Exhibit 2 Registration Rights Agreement dated as of November 26, 1997 between the Issuer and JEDI.
     Exhibit 3        Joint Filing Agreement.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  October 7, 1998                  ENRON CORP.

                                        By: /s/ Peggy B. Menchaca
                                           ---------------------------------
                                        Name:  Peggy B. Menchaca
                                        Title:  Vice President and Secretary


Date:  October 7, 1998                 JOINT ENERGY DEVELOPMENT
                                        INVESTMENTS LIMITED PARTNERSHIP

                                        By:    Enron Capital Management
                                               Limited Partnership, its
                                               general partner

                                        By:    Enron Capital Corp., its
                                               general partner

                                        By: /s/ Peggy B. Menchaca
                                           ---------------------------------
                                        Name:  Peggy B. Menchaca
                                        Title:  Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

Name and Business Address                   Citizenship     Position and Occupation
-------------------------                   -----------     -----------------------
Robert A. Belfer                             U.S.A.         Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                                  Chief Executive Officer,
New York, NY 10153                                          Belco Oil & Gas Corp.

Norman P. Blake, Jr.                         U.S.A.         Director;  Chairman, United States
USF&G Corporation                                           Fidelity and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                               U.S.A.         Director; Chairman of Hang Lung
Hang Lung Development                                       Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                               U.S.A.         Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                                   U.S.A.         Director; Retired Senior Partner,
404 Highridge Dr.                                           Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                               U.S.A.         Director; Former Chairman, U.S.
P. O. Box 39134                                             Commodity Futures Trading
Washington, D.C. 20016                                      Commission

Ken L. Harrison                              U.S.A.         Director; Vice Chairman of Enron
121 S. W. Salmon Street                                     Corp.
Portland, OR 97204


Robert K. Jaedicke                           U.S.A.         Director; Professor (Emeritus),
Graduate School of Business                                 Graduate School of Business
Stanford University                                         Stanford University
Stanford, CA 94305

Charles A. LeMaistre                         U.S.A.         Director; President (Emeritus),
13104 Travis View Loop                                      University of Texas M. D. Anderson
Austin, TX 78732                                            Cancer Center

Jerome J. Meyer                              U.S.A.         Director; Chairman and Chief
26600 S. W. Parkway                                         Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                             U.S.A.         Director; Senior Advisor to the
John A. Urquhart Assoc.                                     Chairman of Enron Corp.; President,
111 Beach Road                                              John A. Urquhart Associates
Fairfield, CT 06430

John Wakeham                                  U.K.          Director; Former U.K. Secretary of
Pingleston House                                            State for Energy and Leader of the
Old Alresford                                               Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                             U.S.A.         Director; Chairman, Walker &
Walker & Walker, LLC                                        Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Bruce G. Willison                            U.S.A.         Director; President and Chief
4900 Rivergrade Road                                        Operating Officer, Home Savings of
Irwindale, CA 91706                                         America

Herbert S. Winokur, Jr.                      U.S.A.         Director; President, Winokur &
Winokur & Associates, Inc.                                  Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                               U.S.A.         Director; Chairman and Chief
                                                            Executive Officer

Jeffrey K. Skilling                          U.S.A.         Director; President and Chief
                                                            Operating Officer

J. Clifford Baxter                           U.S.A.         Senior Vice President, Corporate
                                                            Development

Richard A. Causey                            U.S.A.         Senior Vice President, Chief
                                                            Accounting, Information and
                                                            Administrative Officer

James V. Derrick, Jr.                        U.S.A.         Senior Vice President and General
                                                            Counsel

Andrew S. Fastow                             U.S.A.         Senior Vice President and Chief
                                                            Financial Officer

Stanley C. Horton                            U.S.A.         Chairman and Chief Executive
                                                            Officer, Enron Gas Pipeline Group

Rebecca P. Mark                              U.S.A.         Vice Chairman; Chairman, Enron
                                                            International, Inc.

Mark A. Frevert                              U.S.A.         President and Chief Executive
                                                            Officer, Enron Europe, Ltd.

Lou L. Pai                                   U.S.A.         Chairman, President and Chief
                                                            Executive Officer, Enron Energy
                                                            Services, Inc.

Kenneth D. Rice                              U.S.A.         Chairman and Chief Executive
                                                            Officer, Enron Capital & Trade
                                                            Resources Corp. - North America

Joseph W. Sutton                             U.S.A.         President and Chief Executive
                                                            Officer, Enron International, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.

Name and Business Address           Citizenship                  Position and Occupation
-------------------------           -----------                  -----------------------
Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.               U.S.A.                       Director

Mark A. Frevert                     U.S.A.                       Director; Managing Director

Kenneth D. Rice                     U.S.A.                       Director; Chairman, Chief Executive
                                                                 Officer and Managing Director

Gene E. Humphrey                    U.S.A.                       President and Managing Director

Richard B. Buy                      U.S.A.                       Managing Director

Andrew S. Fastow                    U.S.A.                       Managing Director

Mark E. Haedicke                    U.S.A.                       Managing Director and General Counsel

Jeffrey McMahon                     U.S.A.                       Managing Director, Finance and
                                                                 Treasurer

                                EXHIBIT INDEX

NUMBER       DESCRIPTION
------       -----------
Exhibit 1 -- Warrant Agreement dated as of November 26, 1997 between the
             Issuer and JEDI.

Exhibit 2 -- Registration Rights Agreement dated as of November 26, 1997 between the Issuer and JEDI.

Exhibit 3 -- Joint Filing Agreement